

November 25, 2013

<u>Via E-mail</u>
Jeffrey S. Niew
President and Chief Executive Officer
Knowles Corporation
1151 Maplewood Drive
Itasca, IL 60143

> **Re:** **Knowles Corporation**
> **Amendment No. 1 to Registration Statement on Form 10**
> **Filed November 15, 2013**
> **File No. 001-36102**

Dear Mr. Niew:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Knowles Post-Separation Relationship with Dover, page 3</u>

<u>Transition Services Agreement, page 4</u>

1.   Please quantify the aggregate fees you expect to pay to Dover pursuant to this Transition Services Agreement.

Knowles' Material Separation Payments and Costs, page 6

2.   In order to provide context, please disclose the historical amount of Knowles' intercompany net notes payable to Dover and its affiliates.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 51

Financial Condition, page 66

3.   We note your response to comment 20 from our letter dated October 25, 2013.   We also note your statement that you have generated enough cash flows in the U.S. for the past three fiscal years to meet domestic cash needs. Please quantify the amount of cash flows that were generated in the U.S. in each of the past three fiscal years and clarify how they are sufficient in meeting your domestic cash needs.

General

        You may contact Joe Cascarano, Staff Accountant, at (202) 551-3376 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact Brandon Hill, Attorney Advisor, at (202) 551-3268, Paul Fischer, Attorney Advisor, at (202) 551-3415 or me at (202) 551-3810 with any other questions.

                                        Sincerely,

                                        /s/ Robert S. Littlepage for

                                         Larry Spirgel
                                         Assistant Director